ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

Nathan Somogie
T +1 617 951 7326
F +1 617 235 0073
nathan.somogie@ropesgray.com

March 24, 2014

Mr. Edward P. Bartz

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-8626

Re:                             Pax World Funds Series Trust I (the “Registrant”)

(File No. 811-02064)

Dear Mr. Bartz,

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on March 5, 2014 in connection with Post-Effective Amendment No. 71 to the above-referenced registration statement on Form N-1A, filed with the Commission on January 15, 2014 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”).  The Staff’s comments are summarized below, and each is followed by our response.  Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Prospectus.

Prospectus

1. Comment. Please move the sentence describing the MSCI EAFE ESG Index from the “Investment Objectives” section on each of pages 5 and 12 to the “Principal Investment Strategies” section on each of pages 6 and 12.

Response. In response to your comment, the “Investment Objectives” section on each of pages 5 and 12 will be revised as follows:

Pax MSCI International ESG Index Fund (the “Fund”) seeks investment returns that closely correspond to the price and yield performance, before fees and expenses, of the MSCI EAFE ESG Index.

Furthermore, in response to your comment, the first two sentences of the “Principal Investment Strategies” section on each of pages 6 and 12 will be revised as follows:

The Fund employs a “passive management”—or indexing—investment approach designed to track the performance of the MSCI EAFE ESG Index (the “Index”), which is created and maintained by MSCI, Inc.  The Index consists of equity securities of issuers organized or operating in developed market countries around the world excluding the U.S. and Canada that have high sustainability or environmental, social and governance (ESG) ratings relative to their sector and industry group peers, as rated by MSCI ESG Research annually.

2. Comment. In the “Annual Fund Operating Expenses” table on page 5, please revise the caption in the row for “Distribution and/or Service (12b-1) Fees” to reflect whether both distribution and service expenses are included.

Response. The Registrant notes that Item 3 and Instruction 3(b) to Item 3 of Form N-1A refer to “Distribution [and/or Service] (12b-1) Fees.”  The Registrant respectfully submits that the existing disclosure meets the requirements of Item 3 of Form N-1A.

3. Comment. In the “Principal Investment Strategies” section on each of pages 6 and 12, please add language describing the market capitalization of the constituents of the MSCI EAFE ESG Index.

Response. In response to your comment, the following sentence will be added to the “Principal Investment Strategies” section on each of pages 6 and 12:

As of February 28, 2014, the Index included companies with market capitalization between approximately $695 million and $216.5 billion.

4. Comment. In the “Principal Investment Strategies” section on each of pages 6 and 12, please describe whether the MSCI EAFE ESG Index is currently concentrated and, if so, in which industry.

Response. In response to your comment, the following sentence will be added to the “Principal Investment Strategies” section on each of pages 6 and 12:

As of the date of this Prospectus, the Index is not concentrated in any industry or group of industries.

5. Comment. Under the heading “Investment Objectives,” please describe what notice, if any, is provided if an investment objective is changed.

Response. The Registrant notes that Item 9(a) of Form N-1A instructs the Registrant to:

“State the Fund’s investment objectives, and, if applicable, state that those objectives may be changed without shareholder approval.”

The Registrant respectfully submits that the existing disclosure meets this requirement.  However, the Registrant would ordinarily expect to provide notice to shareholders of any material change in the Fund’s investment objective.

6. Comment. The section captioned “Redemptions of Individual Investor Class and Institutional Class Shares” describes a $10.00 fee for wire redemptions.  Please include the wire redemption fee in the “Annual Fund Operating Expenses” table on page 5.

Response. The Registrant notes that Instruction 2(d) to Item 3 of Form N-1A states:

“Disclose account fees that may be charged to a typical investor in the Fund; fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.”

The Registrant does not consider the wire redemption fee to be an account fee that is charged to a typical investor in the Fund because shares ordinarily are not redeemed by wire transfer.  Accordingly, the Registrant respectfully submits that the existing disclosure meets the requirements of Item 3 of Form N-1A.

7. Comment. At the bottom of page 49, please delete the legend “Not a part of the prospectus.”

Response. In response to your comment, the Registrant will delete the entirety of page 49.

Statement of Additional Information

8. Comment. Under the heading “Credit Default Swaps” on page 7, please revise the disclosure to indicate that if the Fund sells a credit default swap (writes protection), it will segregate liquid assets or enter into offsetting positions in an amount at least equal to the full notional value of the swap, rather than the market value of the swap.

Response. In response to your comment, the third paragraph under the heading “Credit Default Swaps” on page 7 will be revised as follows:

The Fund will segregate liquid assets or enter into offsetting positions in an amount at least equal to the full notional value of the credit default swaps for which it is the seller.

9. Comment. Please confirm supplementally that if the Fund seeks to change the index upon which its concentration policy is based, a shareholder vote will be held to approve the proposed change.

Response. The Registrant confirms that the Fund’s concentration policy will not be changed without a shareholder vote.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

Nathan D. Somogie